SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Genta Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                    Monica C. Lord, Esq.
Paramount Capital Asset                                  Kramer, Levin,
   Management, Inc.                                        Naftalis & Frankel
787 Seventh Avenue                                       919 Third Avenue
New York, NY 10019                                       New York, NY  10022
(212) 554-4372                                           (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 11, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:     [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 9 Pages

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 2 of 9 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 13,966,335**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          13,966,335**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,966,335**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.2%  (40.6% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
** Does not include shares of Common Stock (the "Note Interest Common Shares") issuable upon conversion of the Series D Convertible Preferred Stock issuable upon conversion of the interest on the 12% Senior Secured Convertible Bridge Notes. At August 31, 1997, Paramount Capital Asset Management, Inc. may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 374,039 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 16, 1997, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 40.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 3 of 9 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 4,883,643**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          4,883,643**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,883,643**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.7% (14.2% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
** Does not include Note Interest Common Shares. At August 31, 1997, the Aries Domestic Fund, L.P. may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 130,649
Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 16, 1997, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 14.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 4 of 9 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 9,082,692**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          9,082,692**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,082,692**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5% (26.4% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           OO (see Item 2)
-------------------------------------------------------------------------------
** Does not include Note Interest Common Shares. At August 31, 1997, The Aries Trust may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 243,390 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 16, 1997, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 26.4% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 5 of 9 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 13,966,335**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          13,966,335**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,966,335**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.2% (40.6% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
** Does not include Note Interest Common Shares. At August 31, 1997, Lindsay A. Rosenwald, M.D. may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 374,039 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 16, 1997, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 40.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 6 of 9 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Michael S. Weiss
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [x]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          16,644
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 None
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   16,644
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          None
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,644
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4% (less than 0.1% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 16, 1997, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 0.1% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

         This Amendment No. 2 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date, (the "Schedule").

ITEM 4. PURPOSE OF TRANSACTION.

         The information contained in Item 4 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         The Filing Persons acquired securities of the Issuer as an investment in the Issuer. Except as indicated in this Schedule 13D, the Filing Persons currently have no plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to Section 7.20 of the Note and Warrant Purchase Agreement, the Aries Reporting Persons have the right to designate nominees constituting a majority of the members of the Board of Directors of the Issuer. Thomas H. Adams resigned from the Board of Directors of the Issuer, on which he had served as Chairman of the Board of Directors, and the Aries Reporting Persons designated Mr. Weiss as a nominee for Director and he was appointed by the Board and elected Interim Chairman of the Issuer's Board of Directors. David R. Walner, an Associate Director of Paramount Capital, Inc. and an Associate Director and Secretary of Paramount Capital, was appointed Secretary of the Issuer on May 5, 1997. On September 11, 1997, the Aries Reporting Persons designated Glenn L. Cooper, M.D., Donald G. Drapkin, Bobby W. Sandage, Jr., Ph.D. and Andrew J. Stein as nominees to the Board of Directors of the Company (the "Board"). Mr. Weiss stepped down as Interim Chairman and the Board elected Mr. Drapkin Chairman and Mr. Weiss Vice Chairman. The Reporting Persons have also discussed with management of the Issuer, and are assisting the Issuer in, the hiring of an individual to fill the present vacancy in the position of Chief Executive Officer for the Issuer. In connection with the Loan and the related transactions (collectively, the "Transactions"), the Issuer amended its Shareholder Rights Agreement (the "Plan") dated as of October 1, 1993, to provide that the Plan would not be applicable to the Aries Reporting Persons and the Transactions. Aries Trust and Aries Domestic entered into a Line of Credit Agreement with the Issuer pursuant to which Aries Trust and Aries Domestic provided the Issuer with a line of credit of up to $500,000, which subsequently was repaid, in consideration for warrants (the "Line of Credit Warrants") in the forms filed as Exhibits N and O to Amendment No. 1 to Schedule 13D dated July 24, 1997, to purchase 50,000 shares of Common Stock of the Issuer exerciseable at $2.50 per share, subject to adjustment upon the occurrence of certain events. The Filing Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.


                               Page 7 of 9 Pages

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

          (a) As of September 16, 1997, Dr. Rosenwald and Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 13,966,335 shares or 76.2% of the Issuer's Common Stock (not including the Note Interest Common Shares), and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following number of shares of Common Stock (in each case, not including any Note Interest Common Shares):


                Aries Domestic                     4,883,643
                Aries Trust                        9,082,692
                Mr. Weiss                             16,644

               Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons and Mr. Weiss each disclaim beneficial ownership of all securities held by the other.

               The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 16, 1997, the Aries Reporting Persons may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 40.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding (not including the Note Interest Common Shares).

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Mr. Weiss has the sole power to direct the vote and to dispose or to direct the disposition of the shares that he owns.

          (c) The Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days, except to the extent that the accrual of interest on the Notes pursuant to their terms may be deemed a transaction.

          (d)  & (e) Not applicable.


                               Page 8 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 18, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   September 18, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   September 18, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   September 18, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   September 18, 1997
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                    Mr. Michael S. Weiss


                               Page 9 of 9 Pages